Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ration of earnings to fixed charges for the periods shown:

	Nine Months Ending	Period from February 7,
	March 31, 2007	2006 to June 30, 2006
	(unaudited)	(unaudited)
RATIO OF EARNINGS TO FIXED CHARGES	1.56x	1.38x

For purposes of computing the ratio of earnings to fixed charges, earnings is defined as pre-tax income plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

Calculation of Ratio of Earnings to Fixed Charges, as Defined

	Nine Months Ending	Period from February 7,
	March 31, 2007	2006 to June 30, 2006
Earnings:	(unaudited)	(unaudited)
Pre-Tax Income	22,129	3,011
Fixed Charges	39,626	7,927
Total Earnings	61,755	10,938

Fixed Charges:
Interest expensed	33,628	7,621
Deferred financing fees	5,998	306
Total Fixed Charges	39,626	7,927

Ratio of Earnings to Fixed Charges	1.56	1.38